FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of Turkcell Iletisim Hizmetleri A.S. furnished to the Securities and Exchange Commission on August 12, 2009 (the “Original Form 6-K”). The Original Form 6-K inadvertently omitted the Consolidated Interim Financial Statements and Notes thereto as at and for the six and three months ended June 30, 2009 (the "June 30 Financials") . The sole purpose of this Form 6-K/A is to include the June 30 Financials.

EXHIBIT INDEX

99.1(1)	Press Release dated August 5, 2009 (“TURKCELL ILETISIM HIZMETLERI A.S. SECOND QUARTER 2009 RESULTS”)

99.2	TURKCELL ILETISIM HIZMETLERI A.S.'S CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES THERETO

(1)   Previously filed as Exhibit 99.1 to our Report on Form 6-K furnished on August 12, 2009.

EXHIBIT 99.2

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	30 June	31 December
		2009	2008
Assets
Property, plant and equipment	11	2,313,250	2,096,070
Intangible assets	12	1,923,083	1,452,895
Investments in equity accounted investees	13	392,848	313,723
Other investments	14	34,201	34,614
Due from related parties	32	33,733	45,349
Other non-current assets	15	59,205	54,007
Deferred tax assets	16	2,055	1,144
Total non-current assets		4,758,375	3,997,802

Inventories		19,383	19,457
Other investments	14	89,284	689
Due from related parties	32	64,184	64,013
Trade receivables and accrued income	17	689,976	587,385
Other current assets	18	291,582	138,788
Cash and cash equivalents	19	1,963,470	3,259,792
Total current assets		3,117,879	4,070,124

Total assets		7,876,254	8,067,926

Equity
Share capital	20	1,636,204	1,636,204
Share premium	20	434	434
Capital contributions	20	20,411	18,202
Reserves	20	(625,762)	(706,384)
Retained earnings	20	4,210,237	4,437,071
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,241,524	5,385,527
Minority interest	20	31,008	58,116

Total equity		5,272,532	5,443,643

Liabilities
Loans and borrowings	23	168,531	130,020
Employee benefits	24	26,800	26,717
Provisions	26	84,665	4,490
Other non-current liabilities	22	255,727	227,511
Deferred tax liabilities	16	128,374	130,491
Total non-current liabilities		664,097	519,229

Bank overdraft	19	4,547	4,372
Loans and borrowings	23	607,677	655,909
Income taxes payable	10	107,491	126,585
Trade and other payables	27	917,835	964,421
Due to related parties	32	7,773	21,032
Deferred income	25	223,734	250,386
Provisions	26	70,568	82,349
Total current liabilities		1,939,625	2,105,054

Total liabilities		2,603,722	2,624,283
Total equity and liabilities		7,876,254	8,067,926

The notes on page 7 to 88 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT

For the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months ended		Three months ended
	Note	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Revenue	7	2,681,073	3,329,438	1,397,968	1,755,058
Direct cost of revenue		(1,372,045)	(1,672,115)	(741,390)	(847,013)
Gross profit		1,309,028	1,657,323	656,578	908,045

Other income		8,410	2,398	3,624	148
Selling and marketing expenses		(515,712)	(658,757)	(277,038)	(366,119)
Administrative expenses		(123,448)	(145,608)	(63,586)	(73,400)
Other expenses		(10,068)	(22,485)	(6,599)	(21,617)
Results from operating activities		668,210	832,871	312,979	447,057

Finance income	9	172,822	311,149	30,692	85,800
Finance expenses	9	(102,622)	(31,238)	(69,012)	(15,338)
Net finance income/(expense)		70,200	279,911	(38,320)	70,462

Share of profit of equity accounted investees	13	24,773	49,243	15,139	29,376
Profit before income tax		763,183	1,162,025	289,798	546,895

Income tax expense	10	(167,545)	(245,210)	(47,406)	(118,858)
Profit for the period		595,638	916,815	242,392	428,037

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS		590,005	913,236	245,782	426,446
Minority interest		5,633	3,579	(3,390)	1,591
Profit for the period		595,638	916,815	242,392	428,037

Basic and diluted earnings per share	21	0.268184	0.415107	0.111719	0.193839
(in full USD)

The notes on page 7 to 88 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE

INCOME AND EXPENSE

For the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Profit for the period	595,638	916,815	242,392	428,037

Other comprehensive (expense)/income:
Foreign currency translation differences	(26,874)	(256,291)	511,516	212,159
Net change in fair value of available-for-sale securities	1,753	(11,844)	1,096	(9,908)
Income tax on other comprehensive income	2,625	2,330	3,111	1,117
Other comprehensive (expense)/income for the period, net of income tax	(22,496)	(265,805)	515,723	203,368

Total comprehensive income for the period	573,142	651,010	758,115	631,405

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS	567,086	643,811	760,846	629,759
Minority interest	6,056	7,199	(2,731)	1,646
Total comprehensive income for the period	573,142	651,010	758,115	631,405

The notes on page 7 to 88 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity

Balance at 1 January 2008	1,636,204	-	434	256,834	5,481	-	669,598	3,224,526	5,793,077	138,128	5,931,205
Total comprehensive income and expense
Profit or loss	-	-	-	-	-	-	-	913,236	913,236	3,579	916,815
Other comprehensive income and expense
Foreign currency translation difference	-	-	-	-	-	-	(259,911)	-	(259,911)	3,620	(256,291)
Net change in fair value of available-for-sale securities	-	-	-	-	(9,514)	-	-	-	(9,514)	-	(9,514)
Total other comprehensive income and expense	-	-	-	-	(9,514)	-	(259,911)	-	(269,425)	3,620	(265,805)
Total comprehensive income and expense	-	-	-	-	(9,514)	-	(259,911)	913,236	643,811	7,199	651,010
Increase in legal reserves	-	-	-	121,945	-	-	-	(121,945)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(502,334)	(502,334)	(54,639)	(556,973)
Change in minority interest	-	-	-	-	-	-	-	-	-	81,199	81,199
Capital contribution granted	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 June 2008	1,636,204	-	434	378,779	(4,033)	-	409,687	3,513,483	5,934,554	171,887	6,106,441

Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income and expense
Profit or loss	-	-	-	-	-	-	-	590,005	590,005	5,633	595,638
Other comprehensive income and expense
Foreign currency translation difference	-	-	-	-	-	-	(24,672)	-	(24,672)	423	(24,249)
Net change in fair value of available-for-sale securities	-	-	-	-	1,753	-	-	-	1,753	-	1,753
Total other comprehensive income and expense	-	-	-	-	1,753	-	(24,672)	-	(22,919)	423	(22,496)
Total comprehensive income and expense	-	-	-	-	1,753	-	(24,672)	590,005	567,086	6,056	573,142
Increase in legal reserves	-	-	-	103,541	-	-	-	(103,541)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(713,298)	(713,298)	(31,083)	(744,381)
Change in minority interest	-	-	-	-	-	-	-	-	-	(2,081)	(2,081)
Capital contribution granted	-	2,209	-	-	-	-	-	-	2,209	-	2,209
Balance at 30 June 2009	1,636,204	20,411	434	482,320	1,874	(286,922)	(823,034)	4,210,237	5,241,524	31,008	5,272,532

The notes on page 7 to 88 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the six months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months ended
	Note	30 June 2009	30 June 2008
Cash flows from operating activities
Profit for the period		595,638	916,815
Adjustments for:
Depreciation	11	156,078	235,635
Amortization of intangibles	12	95,030	129,389
Net finance income	9	(158,909)	(290,825)
Income tax expense	10	167,545	245,210
Share of profit of equity accounted investees		(42,453)	(72,732)
(Gain)/loss on sale of property, plant and equipment		289	1,184
Translation reserve		12,711	(17,675)
Deferred income		(23,739)	80,011
		802,190	1,227,012

Change in trade receivables	17	(108,925)	(147,960)
Change in due from related parties	32	10,897	(18,543)
Change in inventories		(151)	1,112
Change in other current assets	18	(160,459)	(182,356)
Change in other non-current assets	15	(7,815)	(5,606)
Change in due to related parties	32	(13,159)	6,488
Change in trade and other payables		51,643	(10,719)
Change in other current liabilities		(91,238)	100,539
Change in other non-current liabilities	22	30,864	837
Change in employee benefits	24	394	5,383
Change in provisions	26	69,352	(1,853)
		583,593	974,334
Interest paid		(11,576)	(18,083)
Income tax paid		(199,013)	(531,463)
Dividend received	13	-	-
Net cash from operating activities		373,004	424,788

Cash flows from investing activities
Proceeds from sale of property plant and equipment		2,464	3,942
Proceeds from currency option contracts		5,344	5,965
Proceeds from sale of available-for-sale financial assets		519	26,758
Interest received		173,786	209,824
Dividend received		-	10,250
Acquisition of property, plant and equipment	11	(450,179)	(324,148)
Acquisition of intangibles	12	(591,307)	(91,964)
Payment of currency option contracts premium		(102)	(2,482)
Acquisition of available-for-sale financial assets		(78,939)	(58,763)
Net cash used in investing activities		(938,414)	(220,618)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		64,597	456,500
Repayment of borrowings		(67,335)	(455,903)
Change in minority interest		-	90,782
Proceeds from capital contribution		2,209	-
Dividends paid		(744,381)	(556,972)
Net cash used in financing activities		(744,910)	(465,593)

Effects of foreign exchange rate fluctuations on statement of financial position items		10,606	(156,648)

Net increase in cash and cash equivalents		(1,299,714)	(418,071)
Cash and cash equivalents at 1 January		3,255,420	3,093,175
Effect of exchange rate fluctuations on cash and cash equivalents		3,217	106,028
Cash and cash equivalents at 31 December		1,958,923	2,781,132

The notes on page 7 to 88 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

Page
1. Reporting entity	7
2. Basis of preparation	8
3. Significant accounting policies	10
4. Determination of fair values	23
5. Financial risk management	24
6. Segment reporting	26
7. Revenue	31
8. Personnel expenses	31
9. Finance income and expenses	32
10. Income tax expense	32
11. Property, plant and equipment	35
12. Intangible assets	37
13. Equity accounted investees	40
14. Other investments	41
15. Other non-current assets	42
16. Deferred tax assets and liabilities	42
17. Trade receivables and accrued income	45
18. Other current assets	45
19. Cash and cash equivalents	46
20. Capital and reserves	46
21. Earnings per share	48
22. Other non-current liabilities	48
23. Loans and borrowings	49
24. Employee benefits	51
25. Deferred income	51
26. Provisions	51
27. Trade and other payables	53
28. Financial instruments	54
29. Operating leases	60
30. Guarantees and purchase obligations	60
31. Contingencies	60
32. Related parties	83
33. Group entities	88
34. Subsequent events	88

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No. 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Above mentioned provisions of the 2G License are also valid for the 3G License. Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 30 June 2009, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it has been understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.26% and 3.97%, respectively, of Company’s share capital.

The consolidated interim financial statements of the Company as at and for the six and three months ended 30 June 2009 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in note 33. The Company’s and each of its subsidiaries’, associate’s and joint venture’s interim financial statements are prepared as at and for the six and three months ended 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation
(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for interim financial statements.

The Group’s consolidated interim financial statements were approved by the Board of Directors on 5 August 2009.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV and Surtur BV is EUR. The functional currency of LLC Astelit (“Astelit”), Global Bilgi LLC (“Global LLC”) and UkrTower LLC (“UkrTower”) is Ukrainian Hryvnia (“HRV”). The functional currency of Belarussian Telecommunications Network (“Belarussian Telecom”) is Belarussian Roubles (“BYR”).

According to the Article No:33 of the Ministry of State, it has been decided to change the name of New Turkish Lira as Turkish Lira removing the phrase “New” which is executed on 1 January 2009 in accordance with the first item of Law No: 5083.

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with International Accounting Standards No.34 (IAS 34) “Interim Financial Reporting” (“IAS 34”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated interim financial statements are described in notes 4 and 31 and detailed analysis with respect to accounting estimates and critical judgments of bad debts, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)
(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

In note 28, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated interim financial statements may not be sufficient to cover bad debts.

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the licenses are based on duration of the license agreement.

The GSM license that is held by Belarussian Telecom, newly acquired consolidated subsidiary, expires in 2015. According to the Share Purchase Agreement signed, the State Committee on Property of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. In the consolidated interim financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)
(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Company’s accounting policies (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated interim financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Company management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation
(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

Losses that exceed the minority interest in the equity of a subsidiary may create a debit balance on minority interests only if the minority has a binding obligation to fund the losses and is able to make an additional investment to cover the losses. Unless this is the case, the losses are attributed to the Company’s majority interest within the profit for the period. If the subsidiary subsequently reports profits then these profits are allocated to the parent until the share of losses absorbed previously by the parent has been recovered.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations” and are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(a)	Basis of consolidation (continued
(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 30 June 2009 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v)	Minority interests

Where a put option is granted by the Group to the minority shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option. The interests of the minority shareholders that hold such put options are derecognised when the financial liability is recognised. The corresponding interests attributable to the holder of the puttable minority interests are presented as attributable to the equity holders of the parent and not as attributable to those minority shareholders. The difference between the put option liability recognised and the amount of minority interest derecognised is recorded under equity. Subsequent changes in the fair value of the put options granted to the minority shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated interim income statement.

(b)	Foreign currency
(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(b)	Foreign currency (continued)
(i)	Foreign currency transactions (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the interim financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal of the foreign operations.

(c)	Financial instruments
(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(c)	Financial instruments (continued)
(i)	Non-derivative financial instruments (continued)

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3(m).

•	Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by minority shareholders in consolidated subsidiaries, if these minority interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No: 32 (“IAS 32”) “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounted such transactions under the anticipated acquisition method and the interests of minority shareholders that hold such put option are derecognised when the financial liability is recognised. The Group accounted the difference between the amount recognised initially for the exercise price of the put option and the carrying amount of minority in equity.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(c)	Financial instruments (continued)
(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(d)	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized during the period.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(d)	Property, plant and equipment (continued)
(ii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

(i)	Goodwill

Goodwill or negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquire. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(d)	Intangible assets (continued)
(iii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8	years
GSM and other telecommunications license	3 – 25	years
Transmission lines	10	years
Central betting system operating right	10	years
Customer base	2 – 8	years
Brand name	10	years
Customs duty and VAT exemption right	4.4	years
(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 30 June 2009, inventories mainly consist of simcards, scratch cards and handsets.

(h)	Impairment
(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(h)	Impairment (continued)
(ii)	Financial assets (continued

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).

The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(i)	Employee benefits
(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,365 as at 30 June 2009 (equivalent to full $1,546 as at 30 June 2009), which is effective from 1 July 2009, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(i)	Employee benefits (continued)
(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due.

The assets of the plan are held separately from the consolidated interim financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract. The Company did not recognize any provision for onerous contracts as at 30 June 2009.

Site restoration

In accordance with one of the Group subsidiaries’ published environmental policy and applicable legal requirements, a provision for site restoration and future dismantling costs of base stations is recognized.

(k)	Revenues

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(k)	Revenue (continued)

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods / services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 (between 15 March 2007 and 1 March 2009, commission rate was 7% of gross takings and 4.3% commission was recognized based on the para-mutual and fixed odds betting games operated on Central Betting System).

Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(m)	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. Borrowing costs that are recognised in profit or loss or capitalized are accounted using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, minority shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the statement of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(p)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Company Management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarussian Telecom as operating segments.

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 30 June 2009, and have not been applied in preparing these consolidated interim financial statements:

•	Revised IFRS 3 “Business Combinations” (2008) incorporates the following changes that are likely to be relevant to the Group’s operations:
-	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.
-	Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.
-	Transaction costs, other than share and debt issue costs, will be expensed as incurred.
-	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.
-

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for the Group’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•

Amended IAS 27 “Consolidated and Separate Financial Statements” (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group’s 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(r)	New standards and interpretations not yet adopted (continued)

•

Eligible Hedged Items (amendment to IAS 39 “Financial Instruments: Recognition and Measurement”) introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after 1 July 2009 and is not expected to have any effect on the consolidated financial statements.

•

IFRIC 17, “Distributions of Non-cash Assets to Owners”, requires entities to recognise certain distributions of non-cash assets at fair value, and to recognise in profit or loss the difference between the fair value of the assets distributed and their carrying amounts. IFRIC 17 provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for settlement of that liability. Transactions within its scope will need to be measured at fair value. IFRIC 17 is effective for annual periods beginning on or after July 2009; earlier application is permitted only if IFRS 3 Business Combinations (2008), IAS 27 Consolidated and Separate Financial Statements (2008) and the related amendments to IFRS 5 are applied at the same time.

•

IFRIC 18 “Transfers of Assets from Customers” provides guidance on transfers of property, plant and equipment (or cash to acquire it) for entities that receive such contributions from their customers. IFRIC 18 applies prospectively to transfers of assets from customers received on or after July 2009; earlier application is permitted provided that the necessary valuations and other information were obtained at the time that those transfers occurred. The interpretation is not expected to have significant effect on the consolidated financial statements.

•

Amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement” require entities to assess whether they need to separate an embedded derivative from a hybrid (combined) financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid (combined) financial asset out of the fair value through profit or loss category is not permitted. The amendments are applicable for annual periods ending on or after 30 June 2009 and are not expected to have significant effect on the consolidated financial statements.

•

Amendments to IFRS 2 “Share-based Payment Transactions” require an entity receiving goods or services (“receiving entity”) in either an equity-settled or a cash-settled share-based payment transaction to account for the transaction in its separate or individual financial statements. This principle applies even if another group entity or any shareholder of such an entity settles the transaction (“settling entity”) and the receiving entity has no obligation to settle the payment. The amendments are applicable retrospectively to annual periods beginning on or after 1 January 2010 and are not expected to have any effect on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of custom duty and VAT exemption agreement in the Belarussian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarussian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)
(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to minority share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to minorities as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which is the exercise date of the put option, is then discounted back to 30 June 2009.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks
•	Liquidity risks
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Company management has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The instant impact of the global turmoil across global financial markets came out to be a sharp increase in foreign currency exchange rates in Turkey. Consequently, the depreciation of TL against USD and EUR was 29.8% and 25.2%, respectively and the depreciation of HRV against USD was 52% as at 31 December 2008 when compared to the exchange rates as at 31 December 2007. Subsequently, TL further depreciated against USD and EUR by 1.2% and 0.3%, respectively and HRV/USD parity appreciated against USD by 0.9% as at 30 June 2009 when compared to the exchange rates as at 31 December 2008. Please refer to note 28 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. This allowance also includes specific provision for some dealers and roaming counterparties. Impairment loss as a percentage of revenues represented 1.2% of revenues for the six months ended 30 June 2009. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $8,872, negatively impacting profit for the six months ended 30 June 2009.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarussian Telecom and financial liability in relation to put option for the acquisition of minority shares of Belarussian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine and Republic of Belarus are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 June 2009.

6.	Segment reporting

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarussian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies

.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)
	Six months ended 30 June
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Total external revenues	2,407,228	2,945,824	164,213	199,695	3,592	-	106,040	183,919	2,681,073	3,329,438
Intersegment revenue	11,895	22,359	855	568	5	-	135,125	137,460	147,880	160,387
Adjusted EBITDA	880,820	1,121,440	6,141	5,797	(14,566)	-	57,459	92,721	929,854	1,219,958
Finance income	164,626	264,205	6,338	17,860	356	-	27,547	36,459	198,867	318,524
Finance expense	(99,282)	(4,564)	(19,347)	(21,656)	(5,634)	-	(11,943)	(25,351)	(136,206)	(51,571)
Depreciation and amortisation	180,339	293,885	37,066	51,909	10,894	-	22,809	19,230	251,108	365,024
Share of profit of equity accounted investees	-	-	-	-	-	-	24,773	49,243	24,773	49,243
Capital expenditure	852,375	196,571	77,320	113,233	36,894	-	74,897	112,057	1,041,486	421,861

	Three months ended 30 June
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Total external revenues	1,270,993	1,555,304	85,072	109,677	2,554	-	39,349	90,077	1,397,968	1,755,058
Intersegment revenue	5,484	12,370	846	419	3	-	71,041	72,394	77,374	85,183
Adjusted EBITDA	442,071	598,565	2,536	3,677	(8,197)	-	16,412	40,984	452,822	643,226
Finance income	(22,824)	47,397	5,692	17,053	176	-	10,236	11,302	(6,720)	75,752
Finance expense	(42,034)	188	(7,564)	(12,066)	(2,790)	-	18,016	(2,861)	(34,372)	(14,739)
Depreciation and amortisation	94,930	137,535	19,657	26,420	5,629	-	12,601	8,526	132,817	172,481
Share of profit of equity accounted investees	-	-	-	-	-	-	15,139	29,376	15,139	29,376
Capital expenditure	670,808	98,770	35,138	57,751	27,914	-	55,646	72,835	789,506	229,356

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	As at 30 June 2009 and 31 December 2008
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Reportable segment assets	3,619,587	2,801,251	635,045	592,035	559,520	586,242	568,686	448,036	5,382,838	4,427,564
Investment in associates	-	-	-	-	-	-	392,848	313,723	392,848	313,723

Reportable segment liabilities	1,288,351	1,330,075	177,135	121,835	20,162	9,827	101,454	115,169	1,587,102	1,576,906

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Revenues
Total revenue for reportable segments	2,587,788	3,168,446	1,364,952	1,677,770
Other revenue	241,165	321,379	110,390	162,471
Elimination of inter-segment revenue	(147,880)	(160,387)	(77,374)	(85,183)
Consolidated revenue	2,681,073	3,329,438	1,397,968	1,755,058

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	872,395	1,127,237	436,410	602,242
Other adjusted EBITDA	57,459	92,721	16,412	40,984
Elimination of inter-segment adjusted EBITDA	(8,878)	(1,976)	(4,051)	(2,219)
Consolidated adjusted EBITDA	920,976	1,217,982	448,771	641,007
Finance income	172,822	311,149	30,692	85,800
Finance expense	(102,622)	(31,238)	(69,012)	(15,338)
Other income	8,410	2,398	3,624	148
Other expense	(10,068)	(22,485)	(6,599)	(21,617)
Share of profit of equity accounted investees	24,773	49,243	15,139	29,376
Depreciation and amortization	(251,108)	(365,024)	(132,817)	(172,481)
Consolidated profit before income tax	763,183	1,162,025	289,798	546,895

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Finance income
Total finance income/(expense) for reportable segments	171,320	282,065	(16,956)	64,450
Other finance income	27,547	36,459	10,236	11,302
Elimination of inter-segment finance income	(26,045)	(7,375)	37,412	10,048
Consolidated finance income	172,822	311,149	30,692	85,800

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Finance expense
Total finance expense for reportable segments	124,263	26,220	52,388	11,878
Other finance expense	11,943	25,351	(18,016)	2,861
Elimination of inter-segment finance expense	(33,584)	(20,333)	34,640	599
Consolidated finance expense	102,622	31,238	69,012	15,338

	30 June	31 December
	2009	2008
Assets
Total assets for reportable segments	4,814,152	3,979,528
Other assets	568,686	448,036
Investments in equity accounted investees	392,848	313,723
Other unallocated amounts	2,100,568	3,326,639
Consolidated total assets	7,876,254	8,067,926

	30 June	31 December
	2009	2008
Liabilities
Total liabilities for reportable segments	1,485,648	1,461,737
Other liabilities	101,454	115,169
Other unallocated amounts	1,016,620	1,047,377
Consolidated total liabilities	2,603,722	2,624,283

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
Revenues	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Turkey	2,480,982	3,087,583	1,293,980	1,623,873
Ukraine	164,213	199,695	85,072	109,783
Belarus	3,592	-	2,554	-
Turkish Republic of Northern Cyprus	32,286	42,160	16,362	21,402
	2,681,073	3,329,438	1,397,968	1,755,058

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)
Geographical information (continued)	30 June	31 December
Non-current assets	2009	2008

Turkey	3,155,062	2,479,805
Ukraine	557,890	528,078
Belarus	553,737	582,634
Turkish Republic of Northern Cyprus	62,583	57,804
Unallocated non-current assets	429,103	349,481
	4,758,375	3,997,802
7.	Revenue
	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Communication fees	2,564,911	3,155,153	1,359,475	1,669,784
Monthly fixed fees	21,466	34,895	10,284	18,136
Commission fees on betting business	20,122	94,711	(5,225)*	41,848
Simcard sales	11,598	11,641	6,706	6,486
Call center revenues	7,795	8,217	4,353	3,995
Other revenues	55,181	24,821	22,375	14,809
	2,681,073	3,329,438	1,397,968	1,755,058

* Under the agreement signed with Spor Toto, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees. For the three month period ended 30 June 2009, commission revenues on betting business had a negative balance since the excess payout amount exceeded the commission revenues earned.

8.	Personnel expenses
	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Wages and salaries (*)	187,428	256,361	96,577	125,804
Increase in liability for long-service leave	2,612	6,841	3,037	2,221
Contributions to defined contribution plans	1,942	2,452	884	929
	191,982	265,654	100,498	128,954

* Wages and salaries include compulsory social security contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

9.	Finance income and expenses

Recognised in profit or loss:

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Interest income on bank deposits	128,485	162,916	46,902	81,569
Late payment interest income	18,466	20,272	9,157	9,770
Interest income on contracted receivables	7,015	-	6,587	-
Premium income on option contracts	5,344	5,965	3,723	2,777
Interest income on available-for-sale financial assets	3,730	1,827	2,809	1,459
Net foreign exchange gain/(loss)	3,218	106,350	(44,162)	(19,409)
Net gain on disposal of available-for-sale financial assets transferred from equity	19	6,819	19	5,319
Discount interest income	5,644	4,295	4,739	3,429
Other interest income	901	2,705	918	886
Finance income	172,822	311,149	30,692	85,800

Discount interest expense on financial liabilities measured at amortised cost	(25,521)	(26,018)	(5,402)	(14,501)
Litigation late payment interest expense	(74,601)	(964)	(62,049)	(352)
Option premium expense	(102)	(2,131)	(102)	(104)
Other	(2,398)	(2,125)	(1,459)	(381)
Finance expense	(102,622)	(31,238)	(69,012)	(15,338)
Net finance income recognised in profit or loss	70,200	279,911	(38,320)	70,462

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest income on contracted receivables is recognised over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognised in relation to legal disputes and detailed explanations are given in note 31.

Interest expense on borrowings capitalized on fixed assets is nil for the six and three months ended 30 June 2009 ($5,749 and $3,212 for the six and three months ended 30 June 2008, respectively).

10.	Income tax expense
	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Current tax expense
Current period	(168,985)	(259,551)	(83,628)	(112,606)
Deferred tax benefit	(168,985)	(259,551)	(83,628)	(112,606)
Origination and reversal of temporary differences	370	12,968	35,474	(6,349)
Benefit of investment incentive recognized	1,070	1,373	748	97
	1,440	14,341	36,222	(6,252)
Total income tax expense	(167,545)	(245,210)	(47,406)	(118,858)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the six and three months ended 30 June 2009 and 2008 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		Six months ended				Three months ended
		30 June 2009		30 June 2008		30 June 2009		30 June 2008
Profit for the period		595,638		916,815		242,392		428,037
Total income tax expense		167,545		245,210		47,406		118,858
Profit excluding income tax		763,183		1,162,025		289,798		546,895

Income tax using the Company’s domestic tax rate	20%	(152,637)	20%	(232,405)	20%	(57,960)	20%	(109,379)
Effect of tax rates in foreign jurisdictions	-	3,291	-	2,144	-	1,407	-	666
Tax exempt income	-	693	-	5,036	-	507	1%	(2,926)
Non deductible expenses	1%	(5,555)	-	(3,353)	-	1,255	-	(459)
Tax incentives	-	1,070	-	1,373	-	748	-	97
Unrecognized deferred tax assets	1%	(9,663)	2%	(22,141)	(1%)	1,878	1%	(4,033)
Difference in effective tax rate of equity accounted investees	(1)%	6,730	(1)%	10,468	(1)%	4,077	(1%)	5,622
Other	2%	(11,474)	1%	(6,332)	-	682	2%	(8,446)
Total income tax expense		(167,545)		(245,210)		(47,406)		(118,858)

The income taxes payable of $107,491 as at 30 June 2009 represents the amount of current income tax provision in respect of related taxable profit for the six months ended 30 June 2009 netted off with advance tax payment made as at 30 June 2009.

The income tax payable of $126,585 as at 31 December 2008 represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2008 netted off with advance tax payments made for the year.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Income tax expense (continued)

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Property, plant and equipment
Cost or deemed cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effect of movements in exchange rates	Balance at 31 December 2008
Network infrastructure (All Operational)	5,483,739	187,343	(56,974)	319,691	(832)	26,917	(1,322,936)	4,636,948
Land and buildings	328,272	6,839	(614)	8,285	-	2,958	(76,646)	269,094
Equipment, fixtures and fittings	357,298	8,537	(5,207)	3,240	(96)	1,072	(83,858)	280,986
Motor vehicles	17,252	1,610	(1,048)	-	-	694	(3,771)	14,737
Leasehold improvements	153,962	2,960	(462)	11,829	-	1	(35,662)	132,628
Construction in progress	308,769	407,654	-	(343,045)	-	108,871	(46,142)	436,107
Total	6,649,292	614,943	(64,305)	-	(928)	140,513	(1,569,015)	5,770,500

Accumulated Depreciation and Impairment Losses
Network infrastructure (All Operational)	3,841,990	399,217	(49,660)	-	(464)	-	(988,221)	3,202,862
Land and buildings	94,028	12,566	(143)	-	-	-	(24,151)	82,300
Equipment, fixtures and fittings	326,714	18,626	(3,681)	-	(42)	-	(80,745)	260,872
Motor vehicles	15,398	1,252	(853)	-	-	-	(3,705)	12,092
Leasehold improvements	149,267	2,281	(276)	-	-	-	(34,968)	116,304
Total	4,427,397	433,942	(54,613)	-	(506)	-	(1,131,790)	3,674,430

Total property, plant and equipment	2,221,895	181,001	(9,692)	-	(422)	140,513	(437,225)	2,096,070

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Property, plant and equipment (continued)
Cost or deemed cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 30 June 2009
Network infrastructure (All Operational)	4,636,948	63,730	(115,526)	279,350	(33,205)	4,831,297
Land and buildings	269,094	1,816	-	757	(3,317)	268,350
Equipment, fixtures and fittings	280,986	2,080	(6,933)	5,526	(3,162)	278,497
Motor vehicles	14,737	1,095	(507)	17	(519)	14,823
Leasehold improvements	132,628	150	(2,679)	323	(1,495)	128,927
Construction in progress	436,107	381,308	-	(285,973)	(44,734)	486,708
Total	5,770,500	450,179	(125,645)	-	(86,432)	6,008,602

Accumulated Depreciation
Network infrastructure (All Operational)	3,202,862	142,913	(113,603)	-	(6,622)	3,225,550
Land and buildings	82,300	5,117	-	-	(691)	86,726
Equipment, fixtures and fittings	260,872	6,494	(6,744)	-	(2,935)	257,687
Motor vehicles	12,092	535	(471)	-	(172)	11,984
Leasehold improvements	116,304	1,019	(2,625)	-	(1,293)	113,405
Total	3,674,430	156,078	(123,443)	-	(11,713)	3,695,352

Total property, plant and equipment	2,096,070	294,101	(2,202)	-	(74,719)	2,313,250

Depreciation expenses for the six and three months ended 30 June 2009 and 2008 are $156,078, $235,635, $85,180 and $112,264 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 30 June 2009, net carrying amount of fixed assets acquired under finance leases amounted to $65,936 (31 December 2008: $68,050).

Property, plant and equipment under construction

Construction in progress mainly consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarussian Telecom and non-operational items as at 30 June 2009 and 31 December 2008.

As at 30 June 2009, a mortgage is placed on Izmir and Davutpasa buildings amounting to $980 and $327, respectively (31 December 2008: $992 and $331, respectively).

12.Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $381,370 as at 30 June 2009 (31 December 2008: $433,280). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. According to the agreement, operators are permitted to provide IMT 2000/UMTS services starting from 30 July 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)
Cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effects of movements in exchange rates	Balance at 31 December 2008
GSM and other telecommunication operating licenses	1,117,555	7,372	-	24,612	(52)	91,185	(254,225)	986,447
Computer Software	2,072,771	1,958	(585)	158,752	(1,478)	680	(488,834)	1,743,264
Transmission Lines	39,674	877	-	-	-	-	(9,120)	31,431
Central Betting System Operating Right	4,928	1,576	(9)	113	-	-	(1,132)	5,476
Brand name	-	-	-			4,655	-	4,655
Customer Base	1,515	-	-	-	-	5,204	(349)	6,370
Customs duty and VAT exemption right	-	-	-			51,101	-	51,101
Goodwill	-	-	-	-	-	244,642	-	244,642
Other	95	1,177	(36)	-	(6)	218	270	1,718
Construction in progress	4,177	180,259	-	(183,477)	-	18,218	3,329	22,506
Total	3,240,715	193,219	(630)	-	(1,536)	415,903	(750,061)	3,097,610

Accumulated Amortization
GSM and other telecommunication operating licenses	441,581	57,020	-	-	(38)	-	(99,886)	398,677
Computer Software	1,390,791	180,044	(527)	-	(1,036)	-	(356,329)	1,212,943
Transmission Lines	26,785	3,533	-	-	-	-	(6,733)	23,585
Central Betting System Operating Right	4,576	361	(3)	-	-	-	(1,108)	3,826
Brand name	-	139	-	-	-	-	(23)	116
Customer Base	1,515	194	-	-	-	-	(372)	1,337
Customs duty and VAT exemption right	-	4,628	-	-	-	-	(757)	3,871
Other	64	66	(30)	-	(2)	-	262	360
Total	1,865,312	245,985	(560)	-	(1,076)	-	(464,946)	1,644,715

Total intangible assets	1,375,403	(52,766)	(70)	-	(460)	415,903	(285,115)	1,452,895

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)
Cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 June 2009
GSM and other telecommunication operating licenses	986,447	16,264	(20,690)	1,040	(36,325)	946,736
Computer Software	1,743,264	9,449	(1,785)	68,027	(19,612)	1,799,343
Transmission Lines	31,431	893	-	-	(366)	31,958
Central Betting System Operating Right	5,476	27	-	-	(64)	5,439
Brand name	4,655	-	-	-	(54)	4,601
Customer Base	6,370	-	-	-	(74)	6,296
Customs duty and VAT exemption right	51,101	-	-	-	(594)	50,507
Goodwill	244,642	-	-	-	(2,846)	241,796
Other	1,718	463	(848)	-	503	1,836
Construction in progress	22,506	564,211	-	(69,067)	(3,904)	513,746
Total	3,097,610	591,307	(23,323)	-	(63,336)	3,602,258

Accumulated Amortization
GSM and other telecommunication operating licenses	398,677	20,063	(20,690)	-	(26,004)	372,046
Computer Software	1,212,943	67,627	(1,785)	-	(11,770)	1,267,015
Transmission Lines	23,585	1,231	-	-	(214)	24,602
Central Betting System Operating Right	3,826	80	-	-	(41)	3,865
Brand name	116	219	-	-	9	344
Customer Base	1,337	306	-	-	(1)	1,642
Customs duty and VAT exemption right	3,871	5,470	-	-	225	9,566
Other	360	34	(296)	-	(3)	95
Total	1,644,715	95,030	(22,771)	-	(37,799)	1,679,175

Total intangible assets	1,452,895	496,277	(552)	-	(25,537)	1,923,083

Amortization expenses for the six and three months ended 30 June 2009 and 2008 are $95,030, $129,389, $47,637 and $60,217 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the six and three months ended 30 June 2009 and 2008 are $24,773, $49,243, $15,139 and $29,376 respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
30 June 2009
Fintur (associate)	41.45%	631,164	1,413,275	2,044,439	310,034	904,866	1,214,900
A-Tel (joint venture)*	50.00%	65,443	198,459	263,902	19,481	39,827	59,308
		696,607	1,611,734	2,308,341	329,515	944,693	1,274,208

31 December 2008
Fintur (associate)	41.45%	492,587	1,786,728	2,279,315	443,808	962,823	1,406,631
A-Tel (joint venture)*	50.00%	73,924	207,342	281,266	22,157	44,924	67,081
		566,511	1,994,070	2,560,581	465,965	1,007,747	1,473,712

	Six months ended 30 June			Three months ended 30 June
	Revenue	Direct cost of revenue	Profit/(loss) for the period	Revenue	Direct cost of revenue	Profit/(loss) for the period
30 June 2009
Fintur (associate)	766,438	(325,081)	133,138	393,094	(157,928)	67,056
A-Tel (joint venture)*	35,566	(42,385)	(6,779)	18,735	(24,940)	(6,669)
	802,004	(367,466)	126,359	411,829	(182,868)	60,387
30 June 2008
Fintur (associate)	849,878	(351,118)	168,341	445,919	(181,975)	94,533
A-Tel (joint venture)*	46,202	(38,765)	4,851	24,068	(14,743)	4,059
	896,080	(389,883)	173,192	469,987	(196,718)	98,592

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $290,941 and $101,907 respectively as at 30 June 2009 (31 December 2008: $207,019 and $106,704).

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The minority shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the minority shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The difference between the present value of the estimated option redemption amount and the derecognized minority interest amounting to $662,534 is accounted under equity, in accordance with the Group’s accounting policy.

14.	Other investments
Non-current investments:
		30 June 2009		31 December 2008
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	22,133	6.24	22,393

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	10.23	12,068	10.23	12,221

			34,201		34,614

In 2003, the Group acquired a 6.24% interest in Aks TV and an 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, by this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%. As a result of the acquisition of Superonline, interest of the Group in T-Medya increased to 10.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

Current investments:

	30 June	31 December
	2009	2008
Available-for-sale government bonds, treasury bills	89,284	689

TL denominated government bonds with a carrying amount of $89,001 are discounted as at 30 June 2009 (31 December 2008: nil). Interest bearing available-for-sale EUR denominated government bonds and treasury bills with a carrying amount of $283 as at 30 June 2009 have stated interest rates of Euribor+1.8% and mature in 1 to 2 years. As at 31 December 2008, interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $403 and $286, respectively have stated interest rates of Libor+1.0% and Euribor+1.8%, respectively and mature in 1 to 2 years.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other non-current assets
	30 June	31 December
	2009	2008
VAT receivable	26,949	20,579
Prepaid expenses	18,656	17,921
Deposits and guarantees given	5,965	5,840
Prepayment for subscriber acquisition cost	4,614	7,652
Others	3,021	2,015
	59,205	54,007

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

16.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 June	31 December
	2009	2008
Deductible temporary differences	24,438	4,841
Tax losses	144,274	125,875
Total unrecognised deferred tax assets	168,712	130,716

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

16.	Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 30 June 2009, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2004	1,084	2009
2005	1,076	2010
2006	4,143	2011
2007	12,519	2012
2008	82,361	2013
2009	18,919	2014 thereafter
	120,102

As at 30 June 2009, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	20,943
2005	54,550
2006	95,418
2007	37,188
2008	213,964
2009	59,028

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 June 2009 and 31 December 2008 are attributable to the following:

	Assets		Liabilities		Net
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Property, plant & equipment and intangible assets	188	166	(153,368)	(168,802)	(153,180)	(168,636)
Investment	-	-	(14,624)	(10,267)	(14,624)	(10,267)
Provisions	23,347	10,070	(6)	-	23,341	10,070
Trade and other payables	46,348	45,242	(36)	(1,003)	46,312	44,239
Other items	3,151	4,883	(31,319)	(9,642)	(28,168)	(4,759)
Tax credit carry forwards	-	6	-	-	-	6
Tax assets / (liabilities)	73,034	60,367	(199,353)	(189,714)	(126,319)	(129,347)
Set off of tax	(70,979)	(59,223)	70,979	59,223	-	-
Net tax assets / (liabilities)	2,055	1,144	(128,374)	(130,491)	(126,319)	(129,347)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

16.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 30 June 2009 and 31 December 2008

	Balance at 1 January 2008	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2008

Property, plant & equipment and intangible assets	(200,730)	46,147	-	(50,989)	98	36,838	(168,636)
Investment	(7,816)	(8,133)	343	-	-	5,339	(10,267)
Provisions	12,813	367	-	-	(5)	(3,105)	10,070
Trade and other payables	54,749	3,675	-	-	-	(14,185)	44,239
Other items	10,519	(23,942)	1,025	(476)	-	8,115	(4,759)
Tax credit carry forwards	523	(703)	-	-	-	186	6
Total	(129,942)	17,411	1,368	(51,465)	93	33,188	(129,347)

	Balance at 1 January 2009	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 30 June 2009

Property, plant & equipment and intangible assets	(168,636)	12,709	-	-	-	2,747	(153,180)
Investment	(10,267)	(6,688)	2,625	-	-	(294)	(14,624)
Provisions	10,070	12,610	-	-	-	661	23,341
Trade and other payables	44,239	2,437	-	-	-	(364)	46,312
Other items	(4,759)	(19,622)	-	-	-	(3,787)	(28,168)
Tax credit carry forwards	6	(6)	-	-	-	-	-
Total	(129,347)	1,440	2,625	-	-	(1,037)	(126,319)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Trade receivables and accrued income
	30 June	31 December
	2009	2008
Receivables from subscribers	313,329	298,294
Accrued service income	234,265	175,429
Accounts and checks receivable	116,050	105,822
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	26,332	7,840
	689,976	587,385

Trade receivables are shown net of allowance for doubtful debts amounting to $226,888 as at 30 June 2009 (31 December 2008: $196,637). The impairment loss recognized for the six and three months ended 30 June 2009 and 2008 are $31,344, $26,591, $16,838 and $17,035, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $157,329 and $165,310 as at 30 June 2009 and 31 December 2008, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 30 June 2009 and 31 December 2008 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 28.

18.	Other current assets

	30 June	31 December
	2009	2008
Prepaid expenses	193,750	54,899
Prepayment for subscriber acquisition cost	26,153	23,822
VAT receivable	25,722	22,979
Advances to suppliers	21,978	9,157
Interest income accruals	8,752	19,760
Receivable from personel	2,845	3,488
Other	12,382	4,683
	291,582	138,788

Prepaid expenses mainly consist of prepaid frequency usage fees amounting to $115,751 as at 30 June 2009 (31 December 2008: nil).

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Cash and cash equivalents

	30 June	31 December
	2009	2008
Cash in hand	192	4,567
Cheques received	947	599
Banks	1,962,179	3,254,582
-Demand deposits	181,918	149,149
-Time deposits	1,780,261	3,105,433
Bonds and bills	152	44
Cash and cash equivalents	1,963,470	3,259,792
Bank overdrafts used for cash management purposes	(4,547)	(4,372)
Cash and cash equivalents in the statement of cash flows	1,958,923	3,255,420

As at 30 June 2009, there was no cash and cash equivalents amount deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company (31 December 2008: $50,000).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 28.

20.	Capital and reserves

Share capital

As at 30 June 2009, common stock represented 2,200,000,000 (31 December 2008: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the interim financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Capital and reserves (continued)

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Reserve of minority put option liability

The reserve for minority put option liability includes the difference between the put option liability granted to the minority shareholders in existing subsidiaries recognised and the amount of minority interest derecognized. Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 30 March 2009, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2008 amounting to TL 1,098,193 (equivalent to $713,298 and $717,726 as at 8 May 2009 and 30 June 2009, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.4991787 (equivalent to full $0.326239 as at 30 June 2009) per share. This dividend proposal was approved at the Company’s Ordinary General Assembly of Shareholders held on 8 May 2009. Dividend distribution has started on 18 May 2009.

	2009		2008
	TL	USD*	TL	USD*

Cash dividends	1,098,193	713,298	648,714	502,334

*USD equivalents of dividends are computed by using the Central Bank of Turkey’s TL/USD exchange rate on 8 May 2009 and 25 April 2008, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Earnings per share

The calculation of basic and diluted earnings per share as at 30 June 2009 were based on the profit attributable to ordinary shareholders for the six and three months ended 30 June 2009 and 2008 of $590,005, $913,236, $245,782 and $426,446 respectively and a weighted average number of shares outstanding during the six and three months ended 30 June 2009 and 2008 of 2,200,000,000 calculated as follows:

	Six months ended		Three months ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Numerator:
Net profit for the period	590,005	913,236	245,782	426,446

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,00	2,200,000,00

Basic and diluted earnings per share	0.268184	0.415107	0.111719	0.193839

22.	Other non-current liabilities

	30 June 2009	31 December 2008
Consideration payable in relation to
acquisition of Belarussian Telecom	159,331	149,163
Financial liability in relation to put option	84,368	77,524
Deposits and guarantees taken from agents	11,180	-
Other non-current liabilities	848	824
	255,727	227,511

Consideration payable in relation to acquisition of Belarussian Telecom represents the present value of long-term deferred payments to the seller. Total deferred payments amount to $300,000, of which $100,000 will be paid on 31 December 2010. The present value of this liability amounted to $92,659 as at 30 June 2009. Payment of an additional $100,000 is contingent on financial performance of Belarussian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015. The present value of the contingent consideration is $66,672 as at 30 June 2009.

Minority shareholders in Belarussian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which is the exercise date of the put option, is then discounted back to 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 28.

	30 June	31 December
	2009	2008
Non-current liabilities
Unsecured bank loans	144,586	107,055
Secured bank loans	19,945	17,350
Finance lease liabilities	4,000	5,615
	168,531	130,020
Current liabilities
Current portion of unsecured bank loans	599,683	639,599
Unsecured bank facility	5,501	13,020
Current portion of finance lease liabilities	2,493	3,290
	607,677	655,909

Significant portion of the loans are borrowed by Financell.

As at 30 June 2009, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

As at 30 June 2009, the Company has signed an agreement in order to provide export financing for the 2G and 3G network related expenditures of the Company amounting to $285,000. The unsecured financing is made through Calyon Bank and Nordea Bank with guarantee of Swedish Export Credits Guarantee Board and assured from The Swedish Export Credit Corporation. There has been no drawdown as of 30 June 2009.

As at 30 June 2009, Financell signed a vendor financing agreement with Cisco Systems Finance International up to $60,000 under the guarantee of the Company. The agreement has been signed for financing the products and services that will be purchased mainly for the Company and Tellcom. The maturity of the financing will be three years with semi-annual payments as well as a fixed cost of 2.97%. There has been no drawdown as of 30 June 2009.

Finance lease liabilities are payable as follows:

	30 June 2009			31 December 2008
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	2,802	309	2,493	3,819	529	3,290
Between one and five years	4,202	202	4,000	6,086	471	5,615
	7,004	511	6,493	9,905	1,000	8,905

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 June 2009			31 December 2008

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2009	Floating	Libor+1.25%	534,500	540,495	Libor+1.25%	540,500	541,359
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	150,000	146,287	Libor+2.3%	150,000	151,373
Unsecured bank loans	USD	2010	Floating	Libor+3.5%	59,000	59,131	-	-	-
Secured bank loans	BYR	2020	Floating	RR*+2%	18,409	19,945	RR*+2%	16,583	17,350
Unsecured bank loans	BYR	2010	Floating	½ RR*	3,661	3,857	½ RR*	5,785	6,152
Unsecured bank loans	USD	2009	Floating	-	-	-	Libor+0.6%	1,500	1,518
Unsecured bank loans	USD	2009	Floating	-	-	-	Libor+1.25%	59,000	59,272
Finance lease liabilities	USD	2009-2011	Fixed	6.3%	7,004	6,493	6.9%	9,905	8,905
					772,574	776,208		783,273	785,929
*	Refinancing rate of the National Bank of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 6.3%.

Movement in the reserve for employee termination benefits as at 30 June 2009 and 2008 are as follows:

	30 June	31 December
	2009	2008
Opening balance	26,717	27,229
Provision set/(reversed) during the period	1,771	6,734
Payments made during the period	(2,254)	(2,235)
Unwind of discount	841	1,349
Effect of change in foreign exchange rate	(275)	(6,360)
Closing balance	26,800	26,717

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $1,942, $2,452, $884 and $929 in relation to defined contribution retirement plan for the six and three months ended 30 June 2009 and 2008, respectively.

25.	Deferred income

Deferred income primarily consists of counters sold but not used by prepaid subscribers and it is classified as current as at 30 June 2009. The amount of deferred income is $223,734 and $250,386 as at 30 June 2009 and 31 December 2008, respectively.

26.	Provisions

Non-current provisions:

Provision movement for site restoration as at 30 June 2009 and 31 December 2008 are as follows:

	Legal	Site Restoration	Total
Balance at 1 January 2008	-	-	-
Provision made during the period	-	5,369	5,369
Effect of change in foreign exchange rate	-	(879)	(879)
Balance at 31 December 2008	-	4,490	4,490

	Legal	Site Restoration	Total
Balance at 1 January 2009	-	4,490	4,490
Provision made during the period	79,951	263	80,214
Effect of change in foreign exchange rate	-	(39)	(39)
Balance at 30 June 2009	79,951	4,714	84,665

Legal provisions are set for the probable cash outflows related to legal disputes. In note 31, under legal proceedings section, detailed explanations are given with respect to legal provisions.

Provisions for site restoration at base stations’ locations and future dismantling costs of base station equipment is set in accordance with Belarussian Telecom’s published environmental policy and applicable legal requirements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

26.	Provisions (continued)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2008	25,894	45,240	71,134
Provision made during the period	51,380	45,610	96,990
Provisions used during the period	(20,592)	(41,662)	(62,254)
Provisions reversed during the period	(6,472)	-	(6,472)
Unwind of discount	-	(52)	(52)
Effect of change in foreign exchange rate	(5,952)	(11,045)	(16,997)
Balance at 31 December 2008	44,258	38,091	82,349

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the period	26,180	16,340	42,520
Provisions used during the period	(16,446)	(36,137)	(52,583)
Unwind of discount	-	45	45
Effect of change in foreign exchange rate	(323)	(1,440)	(1,763)
Balance at 30 June 2009	53,669	16,899	70,568

Legal provisions are set for the probable cash outflows related to legal disputes. In note 31, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $16,899 comprises mainly the provision for the six months ended 30 June 2009 and is planned to be paid in March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Trade and other payables

The breakdown of trade and other payables as at 30 June 2009 and 31 December 2008 is as follows:

	30 June	31 December
	2009	2008
Payables to other suppliers	222,768	196,645
Taxes and withholdings payable	197,891	261,962
Payables to Ericsson companies	139,248	106,256
Consideration payable in relation to acquisition of Belarussian Telecom	97,758	93,458
Selling and marketing expense accrual	76,906	77,646
License fee accrual	45,583	48,837
Interconnection accrual	30,861	37,448
Roaming expense accrual	28,303	71,149
Interconnection payables	11,821	16,369
ICTA share accrual	8,205	17,799
Maintenance expense accrual	3,050	918
Deposits and guarantees taken from agents	-	8,292
Other	55,441	27,642
	917,835	964,421

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Consideration payable in relation to acquisition of Belarussian Telecom represents present value of short-term deferred payments to the seller. Total deferred payment amounts to $300,000, of which $100,000 will be paid on 31 December 2009. The remaining consideration is classified under Other non-current liabilities section (note 22).

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2009	2008
Due from related parties-non current	32	33,733	45,349
Other non-current assets	15	8,010	7,001
Available-for-sale financial assets	14	89,284	689
Due from related parties-current	32	64,184	64,013
Trade receivables and accrued income	17	689,976	587,385
Other current assets	18	15,223	25,305
Cash and cash equivalents	19	1,963,278	3,255,225
		2,863,688	3,984,967

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2009	2008
Receivable from subscribers	547,250	473,662
Receivables from distributors and other operators	142,311	143,490
Other	2,246	6,753
	691,807	623,905

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 30 June 2009 and 31 December 2008 is as follows:

	2009	2008

Opening balance	196,637	181,746
Impairment loss recognised	31,344	65,678
Impairment loss recognised through acquisition of business combination	-	2,872
Write-off	-	(1,674)
Effect of change in foreign exchange rate	(1,093)	(51,985)
Closing balance	226,888	196,637

The impairment loss recognised of $31,344 for the six months ended 30 June 2009 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	30 June 2009							31 December 2008
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	amount	cash flows	or less	months	years	years	years	amount	cash flows	or less	months	years	years	years
Non-derivative financial
Liabilities
Secured bank loans	19,945	(48,568)	-	-	(1,135)	(18,383)	(29,050)	17,350	(35,490)	-	-	-	(13,433)	(22,057)
Unsecured bank loans	749,770	(779,425)	(493,450)	(118,279)	(8,566)	(159,130)	-	759,674	(816,076)	(77,901)	(554,363)	(14,114)	(169,698)	-
Finance lease liabilities	6,493	(7,004)	(1,396)	(1,406)	(2,788)	(1,414)	-	8,905	(9,905)	(1,556)	(2,265)	(2,839)	(3,245)	-
Trade and other payables	819,077	(827,148)	(827,148)	-	-	-	-	869,806	(880,303)	(880,303)	-	-	-	-
Bank overdraft	4,547	(4,547)	(4,547)	-	-	-	-	4,372	(4,372)	(4,372)	-	-	-	-
Due to related parties	7,773	(7,829)	(7,829)	-	-	-	-	21,032	(21,353)	(21,353)	-	-	-	-
Consideration payable in relation to acquisition of Belarussian Telecom	257,089	(300,000)	(100,000)	-	(100,000)	-	(100,000)	242,621	(300,000)	-	(100,000)	(100,000)	-	(100,000)
Financial liability in relation to put option	84,368	(110,899)	-	-	-	(110,899)	-	77,524	(110,899)	-	-	-	(110,899)	-

TOTAL	1,949,062	(2,085,420)	(1,434,370)	(119,685)	(112,489)	(289,826)	(129,050)	2,001,284	(2,178,398)	(985,485)	(656,628)	(116,953)	(297,275)	(122,057)

Current cash debt coverage ratio as at 30 June 2009 and 31 December 2008 is as follows:

	30 June 2009	31 December 2008

Cash and cash equivalents	1,963,470	3,259,792
Current liabilities	1,939,625	2,105,054
Current cash debt coverage ratio	101%	155%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2008
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	45,349	-	-
Other non-current assets	1	-	-
Other investments	403	202	-
Due from related parties-current	15,634	804	-
Trade receivables and accrued income	28,905	9,899	10
Other current assets	1,947	933	-
Cash and cash equivalents	874,103	408,695	1,392
	966,342	420,533	1,402
Foreign currency denominated liabilities
Loans and borrowings-non current	(155,615)	-	-
Other non-current liabilities	(310,899)	-	-
Loans and borrowings-current	(558,174)	-	-
Trade and other payables	(264,586)	(69,877)	(3,091)
Due to related parties	(1,444)	(7,747)	-
	(1,290,718)	(77,624)	(3,091)
Net exposure	(324,376)	342,909	(1,689)

	30 June 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	33,733	-	-
Other non-current assets	1	3,017	-
Other investments	-	201	-
Due from related parties-current	25,015	37	-
Trade receivables and accrued income	41,425	9,150	10
Other current assets	1,326	86	-
Cash and cash equivalents	986,822	37,094	796
	1,088,322	49,585	806
Foreign currency denominated liabilities
Loans and borrowings-non current	(153,939)	-	-
Other non-current liabilities	(322,101)	-	-
Loans and borrowings-current	(595,982)	-	-
Trade and other payables	(331,494)	(34,527)	(717)
Due to related parties	(1,313)	(59)	-
	(1,404,829)	(34,586)	(717)
Net exposure	(316,507)	14,999	89

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	30 June	30 June	30 June	31 December
	2009	2008	2009	2008

TL/USD	1.6104	1.2173	1.5301	1.5123
TL/EUR	2.1459	1.8676	2.1469	2.1408
TL/SEK	0.1959	0.1979	0.1957	0.1945
BYR/USD	2,761.8	2,142.3	2,837.0	2,200.0
HRV/USD	7.6807	5.0002	7.6303	7.7000

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis if any; however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the Turkish Lira, HRV, BYR against the following currencies as at 30 June 2009 and 31 December 2008 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June	31 December
	2009	2008

USD	31,651	32,438
EUR	(2,105)	(48,542)
SEK	(1)	22

10% weakening of the Turkish Lira, HRV, BYR against the following currencies as at 30 June 2009 and 31 December 2008 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June	31 December
	2009	2008

USD	(31,651)	(32,438)
EUR	2,105	48,542
SEK	1	(22)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk

As at 30 June 2009 and 31 December 2008 the interest rate profile of the Group’s interest-bearing financial instruments was:

		30 June 2009		31 December 2008
		Effective	Carrying	Effective	Carrying
		interest		interest
	Note	rate	amount	rate	amount
Fixed rate instruments
Time deposits	19
USD		4.2%	969,368	5.7%	932,394
EUR		5.2%	75,606	6.2%	595,131
TL		13.5%	735,185	24.7%	1,572,390
Other		0.3%	102	1.7%	5,518
Available-for-sale securities	14
Gov. bonds, treasury bills
TL		14.7%	89,001	-	-
Finance lease obligations	23	6.3%	(6,493)	6.9%	(8,905)

Variable rate instruments
Available-for-sale securities	14
Gov. bonds, treasury bills
USD		-	-	5.6%	403
EUR		5.3%	283	5.1%	286
Secured bank loans	23
BYR floating rate loans		12.6%	(19,945)	11.8%	(17,350)
Unsecured bank loans	23
USD floating rate loans		4.2%	(745,913)	5.6%	(753,522)
BYR floating rate loans		3.3%	(3,857)	3.0%	(6,152)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk (continued)

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 30 June 2009 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 30 June 2009 and 31 December 2008.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
30 June 2009
Variable rate instruments	(5,951)	5,951	(461)	461
Cash flow sensitivity, (net)	(5,951)	5,951	(461)	461

31 December 2008
Variable rate instruments	(6,191)	6,191	3	(3)
Cash flow sensitivity, (net)	(6,191)	6,191	3	(3)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		30 June 2009		31 December 2008
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-non current	32	33,733	33,733	45,349	45,349
Other non-current assets*	15	8,010	8,010	7,001	7,001
Available-for-sale securities	14	89,284	89,284	689	689
Due from related parties-current	32	64,184	64,184	64,013	64,013
Trade receivables and accrued income	17	689,976	689,976	587,385	587,385
Other current assets*	18	15,223	15,223	25,305	25,305
Cash and cash equivalents	19	1,963,470	1,963,470	3,259,792	3,259,792

Financial liabilities
Loans and borrowings–non current	23	(168,531)	(168,531)	(130,020)	(130,020)
Consideration payable in relation to acquisition of Belarussian Telecom	22-28	(257,089)	(257,089)	(242,621)	(242,621)
Financial liability in relation to put option	22	(84,368)	(84,368)	(77,524)	(77,524)
Bank overdrafts	19	(4,547)	(4,547)	(4,372)	(4,372)
Loans and borrowings–current	23	(607,677)	(607,677)	(655,909)	(655,909)
Trade and other payables	27	(819,077)	(819,077)	(869,806)	(869,806)
Due to related parties	32	(7,773)	(7,773)	(21,032)	(21,032)
		914,818	914,818	1,988,250	1,988,250
Unrecognized gain			-		-

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Operating leases

The Company entered into various operating lease agreements. For the six and three months ended 30 June 2009 and 2008, total rent expenses for operating leases were $112,547, $125,970, $59,932 and $61,980, respectively.

30.	Guarantees and purchase obligations

As at 30 June 2009, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $374,886, of which $130,126 belongs to the handset purchases which had to be purchased till 30 June 2009, in accordance with the agreement with the related supplier. As at 31 December 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $847,009.

As at 30 June 2009, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TL 429,117 (equivalent to $280,450 as at 30 June 2009) (31 December 2008: TL 330,907 equivalent to $218,811 as at 31 December 2008).

31.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

License Agreements (continued)

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

License Agreements (continued)

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. According to the agreement, operators are permitted to provide IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

Belarussian Telecom:

Belarussian Telecom owns a license issued on 18 March 2005 for a period of 10 years and is valid till 18 March 2015. Based on the SPA dated 29 July 2008 between the State Committee on Property of the Republic of Belarus (“the seller”), Beltel and the Company, the seller granted an extention on the license to render standard GSM services until 26 August 2018. Besides, the license shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until 31 December 2009.

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2015. However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns three GSM activity licenses, one is for GSM–900, the others are for DCS–1800. As at 30 June 2009, Astelit owns twenty one GSM–900, DCS 1800, D-AMPS and Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns four licenses for local fixed line phone connection with wireless access using D-AMPS standard.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

License Agreements (continued)

Tellcom Iletisim Hizmetleri AS :

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Satellite License, Infrastructure License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, that expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year utmost until the operation started as a result of the new tender.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party’s network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Interconnection Agreements (continued)

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 16 January 2007, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TL 0.140/minute (equivalent to full $0.091/minute as at 30 June 2009) between 1 January 2007 and 28 February 2007.

From 1 March 2007, the fee is full TL 0.136/minute (equivalent to full $0.089/minute as at 30 June 2009). These “Standard Interconnection Reference Tariffs” were not necessarily directly applicable to the Company’s interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure. However, full TL 0.136/minute (equivalent to full $0.089/minute as at 30 June 2009) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

On 1 April 2008, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TL 0.091/minute (equivalent to full $0.059/minute as at 30 June 2009) effective from 1 April 2008. These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

On 25 March 2009, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0655 (equivalent to full $0.0428 as at 30 June 2009) which is effective from 1 May 2009. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Tariffs” starting from 1 May 2009.

On 15 July 2009, ICTA determined 3G call termination rates as full TL 0.0775 (equivalent to full $0.051 as at 30 June 2009) which is effective from 30 July 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,976 as at 30 June 2009) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,651 as at 30 June 2009).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. Based on the management opinion, the Company accrued provision of TL 81,872 (equivalent to $53,508 as at 30 June 2009) and the Company paid TL 24,872 (equivalent to $16,255 as at 30 June 2009) as at 30 June 2009. The remaining TL 57,000 (equivalent to $37,252 as at 30 June 2009) is set as provision in the consolidated interim financial statements as at and for the six months ended 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the ICTA have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce (“ICC”) against Turkish Ministry and ICTA. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,262 as at 30 June 2009). On 7 April 2004, the Company made the related payment. On 3 January 2005, with respect to the Danistay’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,262 as at 30 June 2009). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The case is still pending. Based on the management opinion, the Company has not recorded any accrual as at 30 June 2009.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert the examination. Expert report has been sent to the Court. The expert report is in favor of the Company. On 29 December 2008, the Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. Based on the management opinion, the Company has not recorded any accrual as at 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,557 as at 30 June 2009) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company appealed the decision. On 17 March 2009, Danistay accepted the injuction request of the Company.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,557 as at 30 June 2009) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction request. The Company has objected to such decision, however, objection is rejected. The court dismissed the lawsuit, and the Company appealed this decision. The Company ceased to accrue for TL 6,973 (equivalent to $4,557 as at 30 June 2009) on its consolidated interim financial statements as at and for the six months ended 30 June 2009 due to the aforesaid payment on 25 September 2006

Investigation of the ICTA on International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,738 as at 30 June 2009). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, ICTA paid back the nominal amount. ICTA appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of ICTA. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the penalty given by the ICTA. ICTA appealed the decision and the appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the ICTA on International Voice Traffic (continued)

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Millenicom Telekomunikasyon AS (“Millenicom”). Accordingly, Turk Telekom requested the Company to pay nominal amount of TL 219,149 (equivalent to $143,225 as at 30 June 2009) of principal and nominal amount of TL 178,364 (equivalent to $116,570 as at 30 June 2009) of interest, which make a sum of nominal amount of TL 397,513 (equivalent to $259,795 as at 30 June 2009) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $294,707 as at 30 June 2009) of which TL 219,149 (equivalent to $143,225 as at 30 June 2009) is principal and TL 231,782 (equivalent to $151,482 as at 30 June 2009) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Millenicom damaged Turk Telekom’s interest amounting to TL 288,400 (equivalent to $188,484 as at 30 June 2009) or TL 279,227 (equivalent to $182,489 as at 30 June 2009). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain a supplementary expertise report. Supplementary expertise report has been sent to the parties and the report is consistent with the previous expertise report. The Company objected to the supplementary expertise report. The Company requested another expertise report. On 27 November 2008, the Court ruled to obtain another expertise report. In June 2009, last expertise report sent to the parties is same with the previous expertise reports. The Company objected to the expertise report. Management believes that the aforementioned request has no legal basis. However, because of the above mentioned progress at the court case, provision is set for the principle amounting to TL 44,943 (equivalent to $29,373 as at 30 June 2009) and accrued interest amounting to a nominal amount of TL 77,390 (equivalent to $50,578 as at 30 June 2009) in the consolidated interim financial statements as at and for the six months ended 30 June 2009. The case is still pending.

Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special communication tax on post-discounted amounts. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TL 6,992 (equivalent to $4,570 as at 30 June 2009) and a tax penalty of nominal amount of TL 9,875 (equivalent to $6,454 as at 30 June 2009). The tax court accepted the Company’s request for cancellation of special communication tax declarations. The tax office appealed this decision. Danistay did not accept the Tax Court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision and rejected the lawsuit for the principle tax amount and accepted the part of the case related to the tax penalty saying that the penalty was excessively applied than it was required. The Company appealed the decision. Since the settlement has been arranged between the Company and Tax Office, the Company has been waived from the lawsuit.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TL 6,992 (equivalent to $4,570 as at 30 June 2009), a tax penalty of a nominal amount of TL 6,992 (equivalent to $4,570 as at 30 June 2009) and accrued interest of nominal amount of TL 16,813 (equivalent to $10,988 as at 30 June 2009). The Company made the related payment with respect to special communication tax and tax penalty totaling to a nominal amount of TL 13,984 (equivalent to $9,140 as at 30 June 2009) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TL 16,813 (equivalent to $10,988 as at 30 June 2009). The Court rejected the Company’s injunction request. The Company objected to the decision, however, the objection request was not accepted. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 28 January 2008 for the cancellation of Tax Office decision with respect to the Company’s aforementioned payment not to be deemed as a special communication tax and tax penalty. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 12 February 2008 against the Tax Office for the cancellation of the payment orders issued by the Tax Office for the above mentioned tax payments and requested preliminary injunction. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on special communication taxation regarding prepaid card sales.

According to the settlement made with Tax Offices Coordination Settlement Commission under Ministry of Finance Revenue Administration (“Settlement Commission”) on 18 November 2008, the special communication tax and penalty regarding the dispute paid by the Company amounted to TL 13,984 (equivalent to $9,140 as at 30 June 2009) was settled at TL 2,750 (equivalent to $1,797 as at 30 June 2009). In addition, the late payment interest in which the Company had a provision of TL 16,813 (equivalent to $10,988 as at 30 June 2009) settled at TL 7,044 (equivalent to $4,604 as at 30 June 2009). The Company deducted these settlement gains from its monthly special communication tax payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $30,802 as at 30 June 2009) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the year 2003. On 31 December 2008, the Company initiated a lawsuit before the court. This lawsuit is still pending. The Company management believes that the subject amount will also be settled with Settlement Commission. Provision is set for the principle amounting to a nominal amount of TL 7,541 (equivalent to $4,928 as at 30 June 2009) and accrued interest amounting to a nominal amount of TL 17,579 (equivalent to $11,489 as at 30 June 2009) in the consolidated interim financial statements as at and for the six months ended 30 June 2009 in line with the settlement gains with respect to same issue in 2008.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and Inteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) and Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) with the claim of suspension of execution and annulment.

For the lawsuit initiated by Gtech, Council of State decided for the suspension of the tender. Following this decision, the Fixed Odds Betting Contract dated 2 October 2003 between GSGM and Inteltek was terminated by GSGM based on the said decision of Council of State and the Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which would be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. The court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. Inteltek’s appeal was rejected by the Court on 5 February 2008 and Inteltek applied for correction of decision. The Supreme Court rejected the appeal. Inteltek appealed the decision. The Supreme Court decided to approve the decision. Inteltek applied for the correction of the decision.

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate is applicable starting from March 2009.

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated interim financial statements as at and for the six months ended 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,151 as at 30 June 2009) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine if Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TL 1,527 (equivalent to $998 as at 30 June 2009) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $998 as at 30 June 2009) and also rejected the demand of GSGM that the reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision. GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Dispute with Spor Toto II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. The Supreme Court’s investigation report resulted in favor of Inteltek and whereon as at 30 June 2009 Spor Toto released the deducted amount of TL 2,494 (equivalent to $1,630 as at 30 June 2009) for the period between 26 December 2006 and 26 March 2007. Therefore, on 29 April 2008 the Court decided that there is no need to render a verdict on this case. Such decision has been appealed by Inteltek. Supreme Court approved the Local Court’s decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by ICTA, and has charged interconnection fees exceeding the ceiling rates approved by ICTA and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TL 26,109 (equivalent to $17,064 as at 30 June 2009) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. Telsim applied for the correction of the decision. Supreme Court rejected Telsim’s request and the decision has been finalized.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the ICTA, and had charged interconnection fees exceeding the ceiling rates approved by ICTA. Between March 2005 and July 2006, Avea issued return invoices amounting to TL 78,030 (equivalent to $50,997 as at 30 June 2009) which represents the amount exceeding the ceiling rates approved by ICTA and the Company booked such invoices as a reduction of revenue. The Company management believes that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by ICTA. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the ICTA was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices, which were issued by Avea, including taxes amounting to TL 78,030 (equivalent to $50,997 as at 30 June 2009) and recognized revenue amounting to TL 54,566 (equivalent to $35,662 as at 30 June 2009) in its consolidated financial statements for the year ended 31 December 2007.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the ICTA with respect to temporary set call termination fees

The interconnection agreement executed with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the ICTA for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the ICTA, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against ICTA for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. On 1 June 2006, ICTA issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, ICTA issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TL 0.140/minute (equivalent to full $0.091/minute as at 30 June 2009) for calls terminating on Turk Telekom and the Company’s network through the decisions of ICTA dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006 and the Company objected to the decision. However, such objection was also rejected.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TL 0.140/minute (equivalent to full $0.091/minute as at 30 June 2009) between 1 January 2007 and 28 February 2007 and full TL 0.136/minute (equivalent to full $0.089/minute as at 30 June 2009) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision and the objection was rejected by the Court.

On 22 October 2008, the Company filed another lawsuit against the part of ICTA’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TL 0.091/minute (equivalent to full $0.059/minute as at 30 June 2009) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between the Company and Vodafone is determined TL 0.091/minute (equivalent to full $0.059/minute as at 30 June 2009). Injunction request of the Company has been rejected by the Court. The Company objected to such rejection.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the ICTA with respect to temporary set call termination fees (continued)

On 27 October 2008, the Company filed another lawsuit against the part of ICTA’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TL 0.091/minute (equivalent to full $0.059/minute as at 30 June 2009) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between Company and Avea is determined TL 0.091/minute (equivalent to full $0.059/minute as at 30 June 2009). The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by ICTA. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TL 0.140/minute (equivalent to full $0.091/minute as at 30 June 2009) for calls terminating on the Company’s network. On 19 December 2006, the Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TL 0.136/minute (equivalent to full $0.089/minute as at 30 June 2009) for calls terminating on the Company’s network. The court rejected the Company’s injunction request and the Company objected to this decision. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TL 0.140/minute (equivalent to full $0.091/minute as at 30 June 2009) for calls terminating and full TL 0.0297/unit (equivalent to full $0.0194/unit as at 30 June 2009) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company and the Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

Dispute with the Turk Telekom with respect to call termination fees

As mentioned above, ICTA has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TL 11,970 (equivalent to $7,823 as at 30 June 2009) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. After the expert examination, the expert group submitted its report within the file. The Court ruled to obtain another expertise report. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Turk Telekom with respect to call termination fees (continued)

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to nominal amount of TL 23,726 (equivalent to $15,506 as at 30 June 2009) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to nominal amount of TL 6,836 (equivalent to $4,468 as at 30 June 2009) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 12,275 (equivalent to $8,022 as at 30 June 2009) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TL 12,275 (equivalent to $8,022 as at 30 June 2009) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Supreme Court rejected the Company’s request and the Company applied for the correction of the decision. Such request rejected and the decision was finalized.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,235 as at 30 June 2009) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. The case is still pending. The Company has paid the principal of TL 6,480 (equivalent to $4,235 as at 30 June 2009), late payment interest of TL 5,103 (equivalent to $3,335 as at 30 June 2009) and related fees of TL 524 (equivalent to $342 as at 30 June 2009) on 30 March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

The Company has also applied to the ICTA to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the ICTA determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. Danistay accepted the Company’s injunction request on 17 January 2008. Since the settlement has been arranged between the Company and Tax office, the Company has been waived from the lawsuit.

On the same subject, Tax Office issued the Company tax assessment notes; and the Company initiated lawsuits for cancellation of such notes. On 22 November 2007, the Court rejected such lawsuits and the Company appealed these decisions. Danistay rejected the Company’s injunction request and the appeal process is still pending.

On 4 October 2007, the Company initiated a lawsuit requesting injunction and cancellation of payment requests for aforementioned VAT tax and tax penalty amounts. The injunction request of the Company has been rejected. The Company objected to the decision. Administrative Court rejected the Company’s objection. On 2 April 2008, the Court accepted the injunction request of cancellation of payment notices. Appeal request of the Tax office to the above mentioned decision was rejected by the Istanbul Administrative Court. The Court has decided to accept the lawsuit on 24 December 2008. However, the Tax office appealed the decision. Management believes that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services (continued)

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on value added taxation with respect to roaming services.

On 18 November 2008, Settlement Commission decided the VAT, late payment interest and duty charge amounts as TL 2,000 (equivalent to $1,307 as at 30 June 2009), TL 6,381 (equivalent to $4,170 as at 30 June 2009) and TL 175 (equivalent to $114 as at 30 June 2009), respectively. TL 17,588 (equivalent to $11,495 as at 30 June 2009) portion of gain on settlement was deducted in November 2008 VAT declaration based on the payment made amounted to TL 19,588 (equivalent to $12,802 as at 30 June 2009) in October 2007 related to original VAT of the aforementioned transactions. Late payment interest and fee amounts which were TL 6,381 (equivalent to $4,170 as at 30 June 2009) and TL 175 (equivalent to $114 as at 30 June 2009), respectively were declared in November 2008 VAT declaration and paid in December 2008. On 9 February 2009, the Company initiated a lawsuit claiming that TL 6,609 (equivalent to $4,319 as at 30 June 2009) interest charges are erroneously computed and should be cancelled accordingly. The Court rejected the Company’s request. The Company objected to the decision. The Court rejected the objection request of the Company. The case is still pending.

Dispute on ongoing license fee based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, following the license agreement amended pursuant to the Law, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 and the amount which will accrue in compliance with the Law totalling TL 111,316 (equivalent to $72,751 as at 30 June 2009) including interest of TL 8,667 (equivalent to $5,664 as at 30 June 2009). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision. The file was sent to the Supreme Court due to our appeal request. On 13 March 2008, the Supreme Court decided in line with the Local Court decision and the Company applied for the correction of the decision. The request was rejected.

Also, on 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $67,086 as at 30 June 2009) and interest amounting to TL 68,276 (equivalent to $44,622 as at 30 June 2009) till to the date the case is filed. The Administrative Court rejected the case, and the Company appealed the decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on ongoing license fee based on the amended license agreement (continued)

The above-mentioned enacted law dated 3 July 2005 also assigned ICTA for the revision of license agreement according to new regulation. However, ICTA did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has also initiated a lawsuit against the ICTA before Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TL 102,649 (equivalent to $67,086 as at 30 June 2009). On 22 March 2007, the Court decided that the case is not under its jurisdiction. On 12 March 2008, the Company decided to withdraw from its appeal against the ICTA regarding principal amounting to TL 102,649 (equivalent to $67,086 as at 30 June 2009). On 21 March 2008, the Court decided to dismiss the case as a result of the Company’s withdrawal.

Dispute on ICTA fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision and the Court rejected the Company’s objection request.

On 21 June 2006, ICTA notified the Company that the ICTA Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,621 as at 30 June 2009). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Regional Administrative Court rejected the objection request of the Company. The case is still pending.

On 2 October 2007, the Company filed a lawsuit claiming that ICTA fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The Court rejected the Company’s injunction request. The Company objected to the decision and the Administrative Court rejected the Company’s objection request. The case is still pending.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by ICTA under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TL 32,334 (equivalent to $21,132 as at 30 June 2009) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by ICTA on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision. The Supreme Court approved the decision of the court. The Company has applied to the correction of the decision. On 27 February 2009, the Supreme Court affirnmed the local court decision. The Company applied for the correction of the decision accordingly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Hoding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,317 as at 30 June 2009) including interest. The Court ruled to obtain expertise report. The report is given to Court and in favour of the Company. The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the ICTA for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision and the appeal process is pending.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, the Local Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision. On 9 April 2008, State of Council rejected the injunction request of the Company. The appeal process is still pending.

On 23 October 2008, the CMB decided on an administrative penalty amounting to TL 12 (equivalent to $8 as at 30 June 2009) since the Company did not fulfil the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the court. The Court rejected the injunction request of the Company. The Company objected to the decision. The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. The Court rejected the Company’s objection request. Avea and Vodafone requested to participate in the case as interveners and the Court accepted this request. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Inquiry of ICTA on Campaigns

According to the decision of ICTA dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. ICTA decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the ICTA on 20 October 2007.

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $20,971 as at 30 June 2009). The Company has benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,728 as at 30 June 2009) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the Court rejected the Company’s request. On 26 March 2009, the Court rendered a decision stating that the case is not under its jurisdiction and sent the file to Danistay.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,901 as at 30 June 2009) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Danistay accepted the injunction request of the Company. SDIF objected to injunction decision of Danistay. The case is still pending. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The Court accepted the injunction request of the Company. SDIF objected the decision. On 6 February 2008, the Court accepted the Company’s injunction request. SDIF objected to this decision and such objection request was also rejected by the Court. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2009.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $33,497 as at 30 June 2009). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TL 46,129 (equivalent to $30,148 as at 30 June 2009) and interest accrued amounting to TL 5,020 (equivalent to $3,281 as at 30 June 2009) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,349 as at 30 June 2009) and interest accrued amounting to TL 558 (equivalent to $365 as at 30 June 2009) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $33,497 as at 30 June 2009) from existing monthly ongoing license fee and universal service fund payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts (continued)

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TL 2,960 (equivalent to $1,935 as at 30 June 2009) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed two lawsuits on ICC in order to determine that the Company is not obliged to pay ongoing license fee and ICTA Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors. These lawsuits are still pending.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2009.

Dispute with ICTA on Tariffs

Between October 2007 and February 2008, ICTA made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed lawsuits before Danistay requesting an injunction and annulment of the aforementioned decision on the ground that said decision is violating relevant legislations and License Agreement between the Company and ICTA. On 26 May 2008, Danistay accepted the injunction request of the Company with respect to set its on-net prices to be not lower than its lowest interconnect rate and rejected the injunction request of the Company about ICTA’s decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators. ICTA objected to the decision. The Court rejected the objection request of ICTA. ICTA requested the cancellation of the aforementioned injunction decision, however, its request was rejected. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 June 2009 and 31 December 2008, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,606, $3,689, $1,309 and $852 for the six and three months ended 30 June 2009 and 2008, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances are secured.

Other related party transactions:

Due from related parties – long term	30 June	31 December
	2009	2008
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	28,229	40,690
Other	5,504	4,659
	33,733	45,349
Due from related parties – short term	30 June	31 December
	2009	2008
System Capital Management (“SCM”)	25,841	-
Digital Platform	20,731	19,356
ADD Production Medya AS (“ADD”)	4,350	93
OJS Vimpelcom (“Vimpelcom”)	4,333	323
A-Tel	1,831	18,126
Kyivstar GSM JSC (“Kyivstar”)	715	173
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	-	18,394
Other	6,383	7,548
	64,184	64,013
Due to related parties – short term	30 June	31 December
	2009	2008
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,926	3,752
KVK Teknoloji	804	723
ADD	584	11,688
Kyivstar	520	653
Other	1,939	4,216
	7,773	21,032

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Other related party transactions (continued):

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, minority shareholder of Euroasia, resulted from the loan that SCM utilized from Financell. The maturity of the financing is 31 December 2009 at a fixed cost of 13%.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $48,960 represents present value of future cash flows and services discounted using imputed interest rate. As at 30 June 2009, $28,229 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule.

Due from ADD, a company whose shares are owned by Cukurova Group, resulted from advances given for advertisement and sponsorship services rendered by this company.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

Due from and Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Other related party transactions: (continued)

The Group’s exposure to currency and liquidity risk related to due from/ (due to) related parties is disclosed in note 28.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

	Six months ended		Three months ended
Revenues from related parties	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Sales to KVK Teknoloji
Simcard and prepaid card sales	305,957	406,282	162,988	240,977
Sales to A-Tel
Simcard and prepaid card sales	36,373	73,024	18,710	36,566
Sales to Kyivstar
Telecommunications services	20,700	27,000	11,186	15,015
Sales to Digital Platform
Call center revenues and interest charges	8,367	10,383	4,224	5,019
Sales to Millenicom
Telecommunications services	3,013	6,513	1,367	3,968

	Six months ended		Three months ended
Related party expenses	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Charges from ADD
Advertisement and sponsorship services	52,527	85,743	29,457	50,495
Charges from KVK Teknoloji
Dealer activation fees and others	25,604	39,015	10,707	26,672
Charges from Kyivstar
Telecommunications services	24,644	26,547	12,823	15,007
Charges from A-Tel (*)
Dealer activation fees and others	17,783	23,082	9,367	12,034
Charges from Hobim
Invoicing and archieving services	8,557	10,541	4,395	5,644
Charges from Millenicom
Telecommunications services	2,767	4,090	1,654	2,024
Charges from Betting SA
Consultancy services	1,376	5,262	-	2,369

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the six and three months ended 30 June 2009 and 2008 amounting to $17,783, $23,082, $9,367 and $12,034 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Kyivstar:

Alfa Group,  a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Transactions with related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2008 and is effective until 31 August 2009. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the shareholders of Inteltek. Inteltek signed a service agreement with Betting SA which was revised on 14 May 2007 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

Inteltek signed a service agreement with Intralot SA, one of the shareholders of Inteltek, to get consultancy services provided by Betting SA previously. The agreement is effective from 1 March 2009 and previous service agreement signed with Betting SA is terminated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six and three months ended 30 June 2009

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2009 and 31 December 2008 are as follows:

Subsidiaries
			Ownership Interest

	Country of		30 June	31 December
Name	incorporation	Business	2009 (%)	2008 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Tellcom	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hiametleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications	100	-
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarussian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Superonline*	Turkey	Telecommunications	-	100

* Merger of Tellcom and Superonline was completed on 1 May 2009. Operations will continue under Tellcom with the “Superonline” brand name.

34.	Subsequent events

Financell utilized loans of $417,000 in total under the guarantee of the Company. $390,000 of the total amount is used to roll over the loan that Financell provided to Astelit. The remaining $27,000 is to finance Kibris Telekom. The maturity of the loans, which were obtained from multiple banks, are 13 July 2010 and their costs are Libor+350 bp.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 26, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 26, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head